June 5, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kathryn Hinke

Re:       Prudential Investment Portfolios 9: Form N-1A

Post-Effective Amendment No. 66 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 67 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-82621

Investment Company Act No. 811-09439

Dear Mr. Zapata:

We filed through EDGAR on April 7, 2017 on behalf of Prudential Investment Portfolios 9 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 65 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 66 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(1) under the 1933 Act solely for the purpose of making certain changes to the objective and strategies of a series to the Trust, the Prudential QMA Large-Cap Core Equity Fund (the “Fund”).

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on May 23, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 66 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about June 6, 2017 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General Comments

1.	Comment

All comments from the Staff not taken on prior filings but not applicable here still stand.

Response

The Registrant acknowledges that all comments from the Staff not taken on prior filings but not applicable here still stand.

2.	Comment

The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges this comment.

3.	Comment

Please confirm and update all bracketed items and fill in any blanks.

Response

The requested changes have been made.

4.	Comment

Please respond to all comments in writing, addressed to Kathryn Hinke and filed on EDGAR. Please file the response separately and in advance of the Amendment.

Response

We have responded to all comments in writing, addressed to Kathryn Hinke and filed as a correspondence filing on EDGAR.

PROSPECTUS

Fund Fees and Expenses

5.	Comment

Please explain supplementally whether it is reasonable to estimate these expenses, as Form N-1A only contemplates an estimate for new funds.

Response

Although the Fund is not a “New Fund” as defined in Form N-1A, Class Q shares commenced operations within the last six months, similar to a New Fund (as defined in Instruction 6 to Item 3). The Registrant submits that it is reasonable to estimate the expenses for Class Q since Class Q shares commenced operations in the last six months.

Investments, Risks and Performance

6.	Comment

Please define “large cap US companies” in the summary prospectus. The term is currently only defined in the statutory prospectus.

Response

The requested change has been made.

7.	Comment

Please remove the cross-reference referring to more information about risks (located prior to the performance disclosure). This cross-reference is not required by Form N-1A.

Response

The requested change has been made.

Performance

8.	Comment

The first footnote to the bar chart notes that the Fund’s investment objective and strategy were changed. It is the Staff’s understanding that only the investment objective had changed. Please clarify if needed.

Response

As discussed with the Staff, both the Fund’s investment objective and strategy were changed.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

9.	Comment

Please confirm that the Prospectus includes only the Funds’ principal investment strategies, per Item 9(d) of Form N-1A, and revise as appropriate. Please remove any repetitive strategies and risks that may appear in each Fund’s Prospectus.

Response

The Registrant has reviewed the Prospectus and confirms that it includes only the principal investment strategies and risks for each Fund.

10.	Comment

In the chart at the end of the Investment Strategies: (i) if the Fund will invest in derivatives in an amount up to 25% of its net assets, please consider whether derivatives are a principal strategy of the Fund and as such should be included in the summary prospectus, and revise as appropriate; and (ii) given the Fund’s ability to invest in illiquid securities, please consider whether liquidity risk should be added to the Prospectus.

Response

(i) Although the Fund is permitted to invest in derivatives in an amount up to 25% of its net assets, historically the Fund has not used derivatives to a principal extent. According to the Fund’s annual report for the year ended October 31, 2016, the Fund’s subadviser uses futures contracts on the S&P 500 Index primarily to manage daily cash flows, provide liquidity, and equitize cash, and not as a means of adding to performance. For the year, derivatives had a minimal effect on the Fund’s performance. As a result, derivatives are not included in the summary prospectus as a principal strategy and risk.

(ii) The Registrant submits that while the Fund is permitted to invest up to 15% of its net assets in illiquid securities, consistent with the Fund’s policy of investing at least 80% of its investable assets in equity securities of large capitalization US companies, the Fund does not invest in illiquid securities as a principal or non-principal strategy. The Registrant notes that as of the end of the Fund’s 2016 fiscal year, none of the Fund’s securities were valued with Level 3 inputs.

Prior Historical Performance

11.	Comment

Please move this section to appear at the end of the section entitled “More Information About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks”.

Response

The requested change has been made.

12.	Comment

In the first paragraph, please identify the subadviser within the disclosure.

Response

The requested change has been made.

13.	Comment

In the second paragraph, please consistently refer to the “similar account” as the “similar account included in the QMA US Core Equity Composite”.

Response

The requested change has been made.

14.	Comment

Throughout the narrative, please reverse the order of gross and net to make net come first, consistent with the chart.

Response

The requested change has been made.

15.	Comment

Please supplementally show the Composite’s performance under Global Investment Performance Standards.

Response

We confirm that the Composite’s performance shown in the Prospectus is compliant with Global Investment Performance Standards; accordingly, there is no additional information to be shown supplementally.

16.	Comment

In the fourth paragraph, please consider changing “which may be higher” to “which will be higher” if you have definitive information that fees will be higher.

Response

The requested change has been made.

17.	Comment

In the second paragraph following the chart, in the fifth sentence, please note that unlike the Fund, the Composite is unregistered.

Response

The requested change has been made.

Risks of Investing in the Fund

18.	Comment

Derivatives risk is not discussed in the summary prospectus and is not included in the strategy section of the statutory prospectus. Please confirm whether this is a principal risk factor and if principal, add to the summary prospectus and to the strategy section of the statutory prospectus.

Response

Although the Fund is permitted to invest in derivatives up to 25%, historically the Fund has not used derivatives to a principal extent. Accordingly, derivatives are not included in the summary prospectus as a principal strategy and risk. Derivatives strategies are already included in the Statutory Prospectus, as well as the corresponding risk factor.

19.	Comment

Active trading risk does not appear to have a corresponding strategy. Please either revise to add a strategy or remove the risk.

Response

The disclosure has been updated to make clear that the Fund may engage in active and frequent trading.

How the Fund is Managed – Investment Subadviser

20.	Comment

Please disclose the fee paid to the subadviser.

Response

The Registrant respectfully submits that Form N-1A does not require this disclosure to appear in the Prospectus. Item 10(a)(1)(ii) of Form N-1A and Instruction 3 to that Item require disclosure of the aggregate fee paid to all advisers, rather than the fees paid to each adviser. As a result, the Fund discloses in the Prospectus the management fee paid by the Fund to the manager. Since the manager pays the subadviser from its management fee, the Fund is disclosing the aggregate fee. The subadvisory fee is disclosed in the SAI.

How to Buy Sell and Exchange Fund Shares

21.	Comment

On page 22, the fifth bullet, insert a space between “Class Z” and “and Class Q”.

Response

The requested change has been made.

22.	Comment

Supplementally, and in the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—Choosing a Share Class,” please explain the following disclosure, particularly the use of the word “guidelines”: “The Fund has advised financial intermediaries of the share class features and guidelines, per the Prospectus, and it is their responsibility to monitor and enforce these guidelines with respect to shareholders purchasing shares through financial intermediaries.”

Response

The disclosure explains that it is the responsibility of the intermediary to ensure that purchases of Fund shares through the intermediary are compliant with Fund policies. The term “guidelines” means the guidelines for the Fund as set out in the Prospectus. The disclosure is not intended to suggest or imply that the Fund is not responsible for its policies.

23.	Comment

On page 25, in the section “Mutual Fund Programs”, please specify for investors which financial intermediaries have agreements with Prudential.

Response

The disclosure has been revised to address the Staff’s concerns.

24.	Comment

On the top of page 26, in the third bullet under “Other Types of Investors”, please specify the names of the registered representatives that have entered into dealer agreements with the Distributor.

Response

The disclosure has been revised to address the Staff’s concerns.

25.	Comment

On page 28 under “Revenue Sharing” there is a statement that “no such additional payments to financial intermediaries are made with respect to the Fund’s Class Q shares.” Are Class Q shares clean shares? If so, please: (a) add that investors transacting in clean shares may have to pay commissions to a broker, (b) add that shares of the Fund are available in other share classes with different fees and expenses, and (c) add disclosure in the narrative preceding the fee table that investors may pay brokerage commissions on their purchases and sales of Class Q shares, which are not reflected in the example.

Response

A determination has not been made at this time as to whether Class Q shares constitute “clean shares”. Should we determine that Class Q shares are “clean shares”, the necessary disclosure will be added to the Registration Statement.

26.	Comment

On page 35, under “Account Maintenance Fee for Accounts Held by the Transfer Agent”, it says that there is a $15 annual account maintenance fee, but the fee table shows this is not applicable to Class Q and Class Z shares. Please reconcile this disclosure.

Response

The disclosure has been updated to clarify that the account maintenance fee applies to Class A, Class B and Class C accounts with a value of less than $10,000.

STATEMENT OF ADDITIONAL INFORMATION

27.	Comment

Under “Fundamental Investment Restrictions” on page 27, there is a statement that the Fund may not make loans. Please clarify that this is a fundamental restriction by adding it to the numbered list above.

Response

The requested change has been made.

28.	Comment

On page 46 discussing portfolio transactions and brokerage, disclose any brokerage amounts paid to affiliates of the Fund per Item 21(b) of Form N-1A.

Response

Brokerage is not paid to affiliates of the Fund and therefore none is disclosed.

29.	Comment

In the section regarding principal shareholders and control persons, disclose the effect of any person with controlling interest, per item 18(a) of Form N-1A.

Response

The requested change has been made.

30.	Comment

With respect to the account maintenance fee disclosed on page 51, specify the share classes that the $15 fee applies to.

Response

The Registrant has reviewed the disclosure and submits that no changes are necessary. Currently, the SAI disclosure for this section is shared among all of the PGIM Investments retail funds. The Prospectus discloses the share classes of the Fund to which the account maintenance fee applies.

*       *       *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel